UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Claymont Steel Holdings, Inc.

(Name of Issuer)

Common stock,

par value $0.001 per share

(Title of Class of Securities)

18382P104

(CUSIP Number)

Pavel Tatyanin, Chief Financial Officer

Evraz Group S.A.

1 Allée Scheffer

L-2520 Luxembourg

+7 (495) 232-1370

With a copy to:

William A. Groll, Esq.

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

+1 (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18382P104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evraz Group S.A. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

This Amendment to Schedule 13D (this “Amendment”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on December 18, 2007 (the “Original Schedule” and, together with this Amendment No. 1, this “Schedule 13D”) by Evraz Group S.A. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 is supplemented and amended to add the following information:

The aggregate amount of funds necessary to acquire all Shares pursuant to the Offer and the Merger is $412,818,719 and was obtained from cash on hand and/or cash generated from general corporate activities of the Reporting Person and its affiliates.

Item 4.	Purpose of Transaction

Item 4 is supplemented and amended to add the following information:

In connection with the completion of the Offer, the Reporting Person contributed its entire equity interest in Purchaser to Evraz Oregon Steel Mills, Inc., a wholly owned subsidiary of the Reporting Person (“EOSM”).

Pursuant to the terms of the Merger Agreement, the Merger was effected on January 24, 2008. At the effective time of the Merger, each outstanding Share (other than Shares owned by the Reporting Person, Purchaser, the Issuer or any subsidiary of the Reporting Person or the Issuer, or held in the treasury of the Issuer, all of which were canceled without any consideration, and other than Shares held by former stockholders who properly exercise appraisal rights available under Section 262 of the Delaware General Corporation Law) was, by virtue of the Merger, converted into the right to receive $23.50 per Share in cash, without interest, less any applicable stock transfer taxes and withholding taxes.

In accordance with the terms of the Merger Agreement, upon the completion of the Merger, the directors of Purchaser and the officers of the Issuer immediately prior to the effective time of the Merger became the directors and officers, respectively, of the Surviving Corporation. The Reporting Person intends to cause the Surviving Corporation to effect the termination of registration of its equity securities in accordance with the applicable requirements of the securities laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) – (b) As a result of the Offer and the Merger, the Reporting Person beneficially owns 100 percent of the issued and outstanding shares of the Surviving Corporation.

(c) Except as otherwise disclosed in this Schedule 13D, to the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, other than EOSM, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008

EVRAZ GROUP S.A.

By:	/s/ Pavel Tatyanin
Name:	Pavel Tatyanin
Title:	Authorized Signatory